UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRW Automotive Retirement Savings Plan for Salaried Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Audited Financial Statements and Supplemental Schedules
TRW Automotive Retirement Savings Plan for Salaried Employees
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

TRW Automotive
Retirement Savings Plan for Salaried Employees
Audited Financial Statements and Supplemental Schedules
As of December 31, 2010 and 2009, and
for the Year Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administrative Committee of the
TRW Automotive Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of TRW Automotive Retirement Savings Plan for Salaried Employees as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 28, 2011

TRW Automotive
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	As of December 31
	2010	2009
Assets
Employer contribution receivable	$470,456	$—
Notes receivable from participants	5,865,690	5,033,788
Other receivables	291,642	28,934

Total receivables	6,627,788	5,062,722

Interest-bearing cash	1,220	592
Mutual funds	264,721,566	209,062,201
Common/collective trust funds	28,983,822	26,873,979
TRW common stock fund	100,992,875	56,732,749

Total investments	394,699,483	292,669,521

Net assets reflecting investments at fair value	401,327,271	297,732,243
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(237,322)	499,726

Net assets available for benefits	$401,089,949	$298,231,969

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions
Interest and dividends	$6,447,439
Interest income on notes receivable from participants	285,938
Employer contributions	8,414,673
Employee contributions	22,522,812
Employee rollovers	2,857,459

Total additions	40,528,321

Deductions
Benefit payments	26,837,400
Administrative expenses	206,032

Total deductions	27,043,432

Net realized and unrealized appreciation in fair value of investments	89,373,091

Net increase	102,857,980

Net assets available for benefits at beginning of year	298,231,969

Net assets available for benefits at end of year	$401,089,949

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary, or affiliate of TRW Automotive U.S. LLC, the sponsor of the Plan (as applicable, the Company or TRW), with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Salaried employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.
Employee Contributions
Each year, participants may contribute a percentage of pretax annual compensation not to exceed the applicable Internal Revenue Service (IRS) limitations ($16,500 for both 2010 and 2009), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. For 2010 and 2009, a participant who was 50 years old on or before the last day of the Plan year-end was eligible to make an additional catch-up contribution of $5,500, respectively.
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Employer Contributions
Effective January 1, 2007 through December 5, 2010, the Company contributed an amount equal to 75% of the participant’s pretax contribution up to 5% of the participant’s compensation. Effective December 6, 2010, the Company contributed 100% of the participant’s pretax contribution up to 6% of the participant’s compensation. Matching contributions made in TRW Automotive Holdings Corp. stock prior to January 1, 2007, are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007, may be transferred to another available investment option over a three-year period (33% in 2007, 66% in 2008 and 100% in 2009). For years after January 1, 2007, the matching contributions in TRW Automotive Holdings Corp. stock become diversifiable after attaining three years of service.
Company matching contributions were suspended for payroll periods beginning after February 27, 2009, and resumed with the payroll payment dated February 12, 2010.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contribution, if applicable, and the Plan’s earnings. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions, a participant is 20% vested each year of credited service and will be 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability, or attainment of age 65.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Forfeited funds are transferred to the Fidelity Managed Income Portfolio II fund. Approximately $89,018 and $25,958 was available to pay additional Plan expenses at December 31, 2010 and 2009, respectively.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar month (as published in The Wall Street Journal) plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.
Defaulted loans are classified as either an actual distribution or deemed distribution. An actual distribution occurs if the participant was eligible to receive all or part of the loan as a distribution. Whereas, a deemed distribution occurs if a participant was not eligible to receive a distribution from the Plan.
Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of the participant’s account. Financial hardship withdrawals and in-service withdrawals are permitted as defined by the plan.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
In-service withdrawals are available either from the participant’s after-tax contributions and/or roller over contributions or upon attainment of age 59 1/2 under certain provisions of the Plan.
Administrative Expenses
Certain administrative expenses of the Plan related to loan set-up, withdrawals, and qualified domestic relation orders are paid by the participants. Most other administrative expenses are paid for by the Company.
Plan Termination
The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. In the event of Plan termination, distributions to participants and beneficiaries will be made at such time after termination of the Plan as provided by the Plan agreement.
Investment Options
As of December 31, 2010, the Plan provided 26 investment options that included the following funds:
•	Alliance Bernstein International Value Fund — Class A
•	American Funds EuroPacific Growth Fund — Class R5
•	Dodge & Cox Balanced Fund
•	Dodge & Cox Stock Fund
•	DWS RREEF Real Estate Securities Fund
•	Fidelity Capital Appreciation Fund
•	Fidelity Managed Income Portfolio
•	Fidelity Managed Income Portfolio II
•	Fidelity Freedom K Income Fund

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom K 2000 Fund
•	Fidelity Freedom K 2005 Fund
•	Fidelity Freedom K 2010 Fund
•	Fidelity Freedom K 2015 Fund
•	Fidelity Freedom K 2020 Fund
•	Fidelity Freedom K 2025 Fund
•	Fidelity Freedom K 2030 Fund
•	Fidelity Freedom K 2035 Fund
•	Fidelity Freedom K 2040 Fund
•	Fidelity Freedom K 2045 Fund
•	Fidelity Freedom K 2050 Fund
•	Hartford MidCap Fund
•	ING Small Company Fund
•	PIMCO Total Return Fund — Administrative Class
•	Spartan U.S. Equity Index Fund
•	TRW common stock
•	Victory Diversified Stock — Class A
Effective April 2010, the Fidelity Small Cap Stock Fund and Lord Abbett Small-Cap Value Fund were replaced with the ING Small Company Fund, and the Artisan Mid Cap Fund and the Lord Abbett Mid-Cap Value Fund was replaced with the Hartford MidCap Fund. Effective December 2010, the Fidelity Managed Income Portfolio is frozen to new investments. This fund was replaced by the Fidelity Managed Income Portfolio II.
Effective April 2011, the Alliance Bernstein International Value Fund Class A was replaced by the Dodge & Cox International Stock Fund.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Valuation of Investments and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio Fund II). The Fidelity Managed Income Portfolio Funds invest in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio Funds is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio Funds represents contributions plus earnings, less participant withdrawals and administrative expenses.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The common/collective trust fund is designed to preserve principal and accumulate earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Investments
During the year ended December 31, 2010, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in Fair
Value of Investments

Mutual funds	$25,793,654
TRW common stock fund	63,579,437

$89,373,091

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2010	2009

American Funds EuroPacific Growth Funds — Class R5	$23,402,262	$22,085,525
Fidelity Managed Income Portfolio	28,034,206	26,873,979
Hartford Mid Cap Fund	34,502,005	***
ING Small Company Fund	34,569,004	***
Lord Abbett Small-Cap Value Fund — Class A	***	15,103,153
PIMCO Total Return Fund — Administrative Class	54,616,542	43,493,482
Spartan U.S. Equity Index Fund	**	14,939,489
TRW common stock fund*	100,992,875	56,732,749

*	Participant- or nonparticipant-directed

**	Investment option less than 5% of net assets for period presented.

***	Investment option not available for period presented

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
3. Investments (continued)
Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2010	2009

TRW Common Stock Fund	$100,992,875	$56,732,749

Year Ended
December 31,
2010
Change in TRW Common Stock Fund:
Contributions	$9,303,463
Net realized and unrealized appreciation in fair value	63,579,437
Exchange in	22,860,414
Distributions	(4,486,723)
Exchange out	(46,968,434)
Other	(28,031)

$44,260,126

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities. The Company utilized the market approach to determine the fair value of its assets under Level 1 of the fair value hierarchy.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets, as used by the Company
•	Quoted prices for identical or similar assets or liabilities in markets that are not active
•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The fair values determined through Level 3 of the fair value hierarchy are derived principally from unobservable inputs provided to the Plan administrator by the trustee.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices which represents net asset value (“NAV”) of shares held by the Plan at year end.
Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.
The TRW Common Stock Fund invests in TRW Automotive Holdings Corp. common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions. TRW common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.
Common fund/Collective trust: Valued at the net unit value, as reported in the audited financial statements of the fund, of units held by the Plan.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,220	$—	$—	$1,220
Mutual funds:
Domestic equities	151,672,710	—	—	151,672,710
International equities	29,042,214	—	—	29,042,214
Lifecycle funds	29,390,099	—	—	29,390,099
Bonds fund	54,616,543	—	—	54,616,543
Common/collective trust fund		28,983,822	—	28,983,822
TRW common stock fund	100,992,875	—	—	100,992,875

Total investments at fair value	$365,715,661	$28,983,822	$—	$394,699,483

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$592	$—	$—	$592
Mutual funds:

Domestic equities	121,084,333	—	—	121,084,333
International equities	28,056,732	—	—	28,056,732
Lifecycle funds	16,427,654	—	—	16,427,654
Bonds fund	43,493,482	—	—	43,493,482
Common/collective trust fund	—	26,873,979	—	26,873,979
TRW common stock fund	56,732,749	—	—	56,732,749

Total investments at fair value	$265,795,542	$26,873,979	$—	$292,669,521

5. Related-Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the Plan sponsor and, therefore, transactions in shares of its Parent TRW Automotive Holdings Corp.’s stock would also qualify as party-in-interest transactions.
6. Risks and Uncertainties
The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated June 1, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
8. Difference Between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits as reported in the Plan’s financial statements	$401,089,949	$298,231,969
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	237,322	(499,726)

Net assets available for the benefits pursuant to Form 5500	$401,327,271	$297,732,243

TRW Automotive
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
8. Difference Between the Financial Statements and Form 5500 (continued)
The following is a reconciliation of net gain from investments:

Year Ended
December 31, 2010

Interest and dividends from investment	$6,447,439
Net realized/unrealized appreciation from investment accounts	89,373,091

Net investment gain from investments as reported in the financial statements	95,820,530

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	737,048

Net investment gain from investments as reported in the Form 5500	$96,557,578

9. Subsequent Events
Effective January 1, 2011, hourly employees who are not members of a collective bargaining unit were transferred from the TRW Automotive Retirement Savings Plan for Hourly Employees and are included in the Plan. Balances for those hourly employees transferred on or around January 3, 2011 in the amount of $53,582,343.
Effective January 1, 2011, the name of the Plan changed from the TRW Automotive Retirement Savings Plan for Salaried Employees to the TRW Automotive 401(k) Savings Plan.

Supplemental Schedules

TRW Automotive
Retirement Savings Plan for Salaried Employees
EIN: 14-1857697 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

Identity of Issuer, Borrower,
Lessor, or Similar Party	Description of Investments	Historical Cost		Current Value

Alliance Bernstein	Alliance Bernstein International Value Fund — Class A	$		$5,639,951

American Funds	American Funds EuroPacific Growth Fund — Class R5			23,402,262

Fidelity*	Fidelity Capital Appreciation Fund			10,619,821
	Fidelity Freedom K Income Fund			1,672,826
	Fidelity Freedom K 2000 Fund			871,026
	Fidelity Freedom K 2005 Fund			285,292
	Fidelity Freedom K 2010 Fund			1,312,771
	Fidelity Freedom K 2015 Fund			2,356,338
	Fidelity Freedom K 2020 Fund			4,249,424
	Fidelity Freedom K 2025 Fund			6,151,316
	Fidelity Freedom K 2030 Fund			5,430,530
	Fidelity Freedom K 2035 Fund			3,382,821
	Fidelity Freedom K 2040 Fund			3,602,825
	Fidelity Freedom K 2045 Fund			16,413
	Fidelity Freedom K 2050 Fund			58,521
	Fidelity Managed Income Portfolio			28,034,206
	Fidelity Managed Income Portfolio II			949,616
	Spartan U.S. Equity Index Fund			17,409,504

PIMCO	PIMCO Total Return Fund — Administrative Class			54,616,542

Dodge & Cox	Dodge & Cox Balanced Fund			13,968,968
	Dodge & Cox Stock Fund			16,905,391

ING	ING Small Company Fund			34,569,004

Hartford	Hartford MidCap Fund			34,502,005

TRW Automotive*	TRW common stock		22,803,605	100,992,875

Victory	Victory Diversified Stock — Class A			15,088,314

DWS	DWS RREEF Real Estate Securities Fund			8,609,701

			22,803,605	394,698,263
Other	Interest-bearing cash			1,220

Participants*	Participant loans, interest rates range from 3.25% to 10.50%, with various maturity dates			5,865,690

Total assets held			$22,803,605	$400,565,173

*	Parties in interest.
Note: Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or nonparticipant-directed. Historical cost information is not disclosed for all other investments since they are solely participant-directed.

TRW Automotive Retirement Savings Plan for Salaried Employees
EIN: 14-1857697 Plan Number: 001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2010

	Description of Asset
	(Including Interest
Identity of	Rate and Maturity in	Total Amount of	Cost of	Net Realized	% to	Net Gain
Party Involved	Case of a Loan)	Sales	Assets Sold	Gain/Loss	Balance	(Loss)

Category (iii) — A transaction is a reportable transaction under this category if a series of transactions involving securities of the same issue when aggregated involve an amount in excess of 5% of current value of the plan assets

	RTDG — TRW Stock Fund	$23,499,201	10,682,079	12,817,122	7.9	—
There were no category (i), (ii) or (iv) reportable transactions during the Plan year.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan for Salaried Employees (Name of Plan)
Date: June 28, 2011	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Vice President and Chief Financial Officer TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm